UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Tower International, Inc.

(Name of Subject Company (Issuer))

Tiger Merger Sub, Inc.

(Offeror)

a direct, wholly-owned subsidiary of

Autokiniton US Holdings, Inc.

(Parent of Offeror)

KPS Investors IV Ltd.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value USD 0.01 per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

George Thanopoulos

President

Autokiniton US Holdings, Inc.

17757 Woodland Drive

New Boston, Michigan 48164

Telephone: (734) 397-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Angelo Bonvino

Michael Vogel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$661,711,116.50	$80,199.39

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 20,690,457 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International, Inc., a Delaware corporation (“Tower”) outstanding multiplied by the offer price of $31.00 per Share; (ii) 457,102 Shares reserved for issuance upon the settlement of outstanding Tower restricted stock unit awards (“RSUs”) multiplied by the offer price of $31.00 per Share; and (iii) 326,556 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $31.00 per Share, multiplied by the offer price of $31.00 per share minus the exercise price for each such Option. The foregoing Share figures have been provided by Tower to the Offeror and are as of August 9, 2019, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	80,199.39	Filing Party:	Tiger Merger Sub, Inc., Autokiniton US Holdings, Inc. and KPS Investors IV Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	August 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) and is being filed by Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by certain private equity funds for which KPS Investors IV Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1 through 9 and Item 11.

Amendments to the Schedule TO

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“On September 6, 2019, Parent announced an extension of the expiration of the Offer to 5:00 p.m., New York City time, on September 25, 2019, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on September 13, 2019, was extended to allow additional time for the satisfaction of the conditions to the Offer.

The Depositary has advised the Offeror and Parent that, as of 5:00 p.m., New York City time, on September 5, 2019, 577,743 Shares, representing approximately 2.8% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn, and no Shares have been tendered pursuant to guaranteed delivery procedures.

The full text of the press release issued by Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(B) and is incorporated by reference herein.”

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on September 13, 2019” in the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are hereby amended and replaced with “5:00 p.m., New York City time, on September 25, 2019.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Autokiniton US Holdings, Inc. dated September 6, 2019, announcing extension of Tender Offer.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 15, 2019.*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 15, 2019.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated (incorporated by reference to Exhibit 99.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019).*

(a)(5)(B)	Press Release issued by Autokiniton US Holdings, Inc. dated September 6, 2019, announcing extension of Tender Offer.

(b)(1)	Debt Commitment Letter, dated as of July 12, 2019, among Autokiniton US Intermediate, Inc., Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., Barclays Bank PLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Royal Bank of Canada and RBC Capital Markets.*

(d)(1)	Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, Offeror and Tower (incorporated by reference to Exhibit 2.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019)*.

(d)(2)	Equity Commitment Letter and Limited Guarantee, dated as of July 12, 2019, pursuant to which certain equity funds controlled by KPS IV have committed cash as capital to Parent.*

(d)(3)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton US Holdings, Inc. and Tower. *

(d)(4)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(5)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(6)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(7)	Exclusivity Agreement, dated July 6, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGER MERGER SUB, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

AUTOKINITON US HOLDINGS, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

KPS INVESTORS IV LTD.

By:	/s/ Michael G. Psaros
Name: Michael G. Psaros
Title: Director

Dated September 6, 2019